August 15, 2014	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

By Courier

Coy Garrison, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vaulted Gold Bullion Trust
Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2014
File No. 333-194144
Dear Mr. Garrison:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are writing in response to the comment letter dated August 12, 2014 regarding the above-captioned filing with the Securities and Exchange Commission (the “Commission”).

We have attached changed pages to the Registration Statement that reflect the revisions made responsive to the Staff’s comments.  As discussed, we would include these changes in the next amendment to the Registration Statement.

Below, we identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Registration Statement.

1.
We note your response to comment 2 of our letter dated March 14, 2014 and reference to the disclosure on page 41.  Please clarify if you utilize a formulaic approach to determine the interbank spot price.  Alternatively, discuss the level of discretion involved in determining the interbank spot price.

The offer price will be based on prevailing interbank U.S. dollar spot prices.  Bank of Montreal will not use a formulaic approach to determine the spot price.  As discussed on page 41 of the Registration Statement, Bank of Montreal will use the spot prices reflected on one of the following multi-contributor systems:  Reuters, Bloomberg, and Electronic Brokering Services.  Each such system has its own methodology for arriving at prevailing spot prices. Typically, these sources provide spot prices that are very similar or identical to one another.  Bank of Montreal will refer to one of the multi-contributor systems, without adjustment or modification.  As a result, Bank of Montreal will not exercise any discretion, other than the modest discretion associated with picking one of the three systems.

Coy Garrison, Esq.
August 15, 2014
Page Two

We note that three systems have been named given that this is the range of systems that Bank of Montreal may use and in order to provide itself some flexibility in the event that one such system is not providing spot prices, the three have been identified.

2.
In connection with the preceding comment, we note your disclosure that the interbank spot price is the price a client can purchase gold from the Bank of Montreal and that the price at which it buys gold back from a withdrawing investor is different from the offer price.  As it appears that the spot price is not the price the bank would repurchase gold from a withdrawing investor, please clarify whether the “bid” price would also be published on the Trust’s website and have intraday indications on your Bloomberg page.

The “bid” price will be published daily and will be available to investors on the website of the Trust. As disclosed on Page 42 of the Registration Statement, Bank of Montreal will also maintain a page on Bloomberg that will provide intra-day indications on the current price per Gold Deposit Receipt.

3.	We note your response to our comment 3. As previously requested on July 16, 2014, please clarify the following as it relates to the company’s proposed financial statement presentation.

How the gold receipts will be accounted for and the relevant accounting guidance relied upon.

The company’s basis for classifying the gold bullion as Level 2 within the fair value hierarchy and the assumptions that will be used to value the gold.

How the company considered the guidance in SAB Topic 5D as it relates to their income statement presentation.

Please see our supplemental response dated August 13, 2014, which responds to the Staff’s questions.

Prospectus Summary, page 5

4.
We note your revised disclosure on page 5 that in addition to redeeming the receipts for gold and withdrawing the gold and selling for cash, holders “may also sell to other investors through an Authorized Participant.”  Please expand upon your disclosure to explain in detail this third option for receipt holders.

Coy Garrison, Esq.
August 15, 2014
Page Three

A holder of Gold Deposit Receipts may elect any of the following:

•	To sell the holder’s Gold Deposit Receipts through an authorized participant (a broker-dealer) to an interested purchaser for cash;

•	To sell the holder’s Gold Deposit Receipts through an authorized participant and BMO Capital Markets to Bank of Montreal for cash; or

•	To exchange the holder’s Gold Deposit Receipts through an authorized participant and BMO Capital Markets for Gold Bullion.

We have included disclosure regarding sales through Authorized Participants on page 10 and page 42 of the Registration Statement, as well as an additional risk factor on page 18 of the Registration Statement.

The Gold Industry, page 30

5.	We note your revised disclosure in this section. Please refer to comment 22 of our first letter dated January 6, 2014 and provide the requested information.

Please see our supplemental response dated August 13, 2014 containing the requested information. We confirm that none of the data were prepared for or commissioned by the registrant or any affiliate.

Redemptions of Gold Deposit Receipts for Gold Bullion; Sales for Cash, page 39

6.
We note your response to comment 5 and disclosure on page 39 that a receipt holder “would have recourse only to the Service Carrier after the Gold Bullion has been placed by Bank of Montreal with the Service Carrier.”  We further note that page 8 of the Form of Gold Carrier Agreement states that “[n]o Delivery Point Contact is a party to or third party beneficiary of this Agreement, and Carrier has no duties or obligations arising under or pursuant to this Agreement to a Person other than BMO.”  Please include a risk factor addressing this situation, or advise.

We have included an additional risk factor on page 19 of the Registration Statement to address the risk of loss borne by holders, and amended the disclosure on page 39 of the Registration Statement.

************

Coy Garrison, Esq.
August 15, 2014
Page Four

As we discussed, separately, we have submitted responses relating to financial presentation matters.  We are anxious to clear all of the Staff’s comments so that we may continue to make progress with the various state filings, some of which require an affirmation from us that the Commission has no further comments.  We appreciate in advance your time and attention to this matter.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

Anna T. Pinedo